                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, DC  20549

                                  ------------------

                                     SCHEDULE 13D
                                  (Amendment No. 1)
                                    (RULE 13d-101)

                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   NHP Incorporated
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     62913E 10 5
--------------------------------------------------------------------------------
                                    (CUSIP Number)

                                   Terry Considine
                     Apartment Investment and Management Company
                        1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222-4348
                                    (303) 757-8101

--------------------------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                       Copy to:

                                    Rod A. Guerra
                       Skadden, Arps, Slate, Meagher & Flom LLP
                          300 South Grand Avenue, Suite 3400
                         Los Angeles, California  90071-3144
                                    (213) 687-5000

                                     May 5, 1997
--------------------------------------------------------------------------------
                            (Date of Event Which Requires
                              Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                            (Continued on following pages)

                                 (Page 1 of 16 Pages)

CUSIP No.  62913E 10 5               13D                    Page 2 of 16 Pages

  1  NAME OF REPORTING PERSONS
     APARTMENT INVESTMENT AND MANAGEMENT COMPANY

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-1259577
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                (a)   / /
                                                                      (b)   / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     MARYLAND
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                Page 3 of 16 Pages

  1  NAME OF REPORTING PERSONS
     AIMCO-LP, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     EIN 84-1299717
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 4 of 16 Pages
  1  NAME OF REPORTING PERSONS
     AIMCO-GP, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-1299715
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 5 of 16 Pages
  1  NAME OF REPORTING PERSONS
     AIMCO PROPERTIES, L.P.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     84-127561
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                 Page 6 of 16 Pages
  1  NAME OF REPORTING PERSONS
     AIMCO/NHP HOLDINGS, INC.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     91-1806147
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     DELAWARE
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     CO

CUSIP No.  62913E 10 5                   13D                Page 7 of 16 Pages
  1  NAME OF REPORTING PERSONS
     TERRY CONSIDINE

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     IN

CUSIP No.  62913E 10 5                   13D                Page 8 of 16 Pages
  1  NAME OF REPORTING PERSONS
     PETER KOMPANIEZ

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     ###-##-####
  2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                 (a)  / /
                                                                       (b)  / /
  3  SEC USE ONLY

  4  SOURCE OF FUNDS
     BK, OO
  5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                         / /
  6  CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
  NUMBER      7    SOLE VOTING POWER
 OF SHARES         6,496,073
  BENEFI-     8    SHARED VOTING POWER
  CIALLY           -0-
 OWNED BY     9    SOLE DISPOSITIVE POWER
  EACH RE-         6,496,073
  PORTING    10    SHARED DISPOSITIVE POWER
  PERSON           -0-
   WITH
  11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     6,496,073
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES                                                / /
  13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     51.3%
  14 TYPE OF REPORTING PERSON
     IN

         This Amendment No. 1 amends and supplements the Statement on
Schedule 13D (the "Schedule 13D"), dated May 15, 1997, relating to the common stock, par value $.01 per share (the "Common Stock"), issued by NHP Incorporated, a Delaware corporation, and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended.

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Schedule 13D. The information set forth in the Exhibits attached thereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

         Items 2 and 4 of the Schedule 13D are amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by Apartment Investment and
Management Company, a Maryland corporation ("AIMCO"), AIMCO-LP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO ("AIMCO-LP"), AIMCO-GP, Inc., a Delaware corporation and a wholly owned subsidiary of AIMCO ("AIMCO-GP"), AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), AIMCO/NHP Holdings, Inc., a Delaware corporation ("ANHI"), Terry Considine and Peter Kompaniez (collectively, the "Reporting Persons"). The general partner of AIMCO Properties is AIMCO-GP. Messrs. Considine and Kompaniez own all of the outstanding common stock of ANHI.

         The principal business of AIMCO, AIMCO-LP, AIMCO-GP and AIMCO Properties is the ownership and management of multifamily apartment properties. The principal business of ANHI is its investment in NHP Common Stock. Mr. Considine's principal occupation is Chairman of the Board, President and Chief Executive Officer of AIMCO. Mr. Kompaniez's principal occupation is Vice Chairman of AIMCO. Messrs. Considine and Kompaniez are both United States citizens. The address of the principal business and principal office of AIMCO, AIMCO-LP, AIMCO-GP, AIMCO Properties and ANHI, and the business address of Messrs. Considine and Kompaniez, is 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348.

         The name, business address, citizenship, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO, AIMCO-LP, AIMCO-GP and ANHI are set forth on Schedules A, B, C and D, respectively, attached hereto.

         During the last five years, none of the Reporting Persons nor any other person or entity controlling any of such persons, nor, to the best of any of their knowledge, any of the other persons listed on Schedules A, B, C or D attached hereto, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the acquisition of the shares of NHP Common Stock by the Reporting Persons is the acquisition of control of NHP. It is expected that an additional 434,049 shares of NHP Common Stock will also be acquired by the Reporting Persons pursuant to the Stock Purchase Agreement. A copy of the Stock Purchase Agreement is attached hereto as Exhibit 3 and incorporated herein by this reference.

         AIMCO has entered into an Agreement and Plan of Merger, dated as of April 21, 1997 (the "Merger Agreement"), by and among AIMCO, AIMCO/NHP Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of AIMCO ("Merger Sub"), and NHP, which provides for the merger (the "Merger") of Merger Sub with and into NHP, with NHP surviving as a wholly owned subsidiary of AIMCO. In the Merger, each issued and outstanding share of NHP Common Stock, except shares issued and held in NHP's treasury or owned by AIMCO or Merger Sub, would be converted into, at the election of the holder, either (i) the right to receive 0.37383 shares of AIMCO Common Stock and $10 in cash, or (ii) the right to receive 0.74766 shares of AIMCO Common Stock. In the Merger, each outstanding Right would be converted, in accordance with its terms, into the right to receive one third of a share of NFS Stock. Upon consummation of the Merger, the NHP Common Stock would cease to be authorized to be quoted on the Nasdaq Stock Market and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). A copy of the Merger Agreement is attached hereto as
Exhibit 4 and incorporated herein by this reference.

         Pursuant to the Stock Purchase Agreement Michael Eisenson, Timothy Palmer and Herbert S. Winokur, Jr. have resigned as directors of NHP. The Merger Agreement provides for NHP to cause the appointment of AIMCO's designees to fill the vacancies created by such resignations. As of May 23, 1997, three executive officers of AIMCO, Terry Considine, Peter Kompaniez and Thomas Toomey, were appointed as directors of NHP to fill the vacancies created as a result of such resignations.

                                      SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 17, 1997                  APARTMENT INVESTMENT AND MANAGEMENT
                                      COMPANY


                                      By:   /s/ Peter Kompaniez
                                            ------------------------------
                                            Peter Kompaniez
                                            Vice Chairman

                                      AIMCO-LP, INC.


                                       By:  /s/ Peter Kompaniez
                                            ------------------------------
                                            Peter Kompaniez
                                            Vice President

                                      AIMCO-GP, INC.


                                      By:   /s/ Peter Kompaniez
                                            ------------------------------
                                            Peter Kompaniez
                                            Vice President

                                      AIMCO PROPERTIES, L.P.

                                      By:   AIMCO-GP, INC.,
                                            General Partner


                                      By:   /s/ Peter Kompaniez
                                            ------------------------------
                                            Peter Kompaniez
                                            Vice President

                                      AIMCO/NHP HOLDINGS, INC.



                                      By:   /s/ Peter Kompaniez
                                            ------------------------------
                                            Peter Kompaniez
                                            Vice President

                                      /s/ PETER KOMPANIEZ
                                      ------------------------------
                                      PETER KOMPANIEZ

                                      /s/ TERRY CONSIDINE
                                      ------------------------------
                                      TERRY CONSIDINE

                                                                      SCHEDULE A
                           DIRECTORS AND EXECUTIVE OFFICERS
                    OF APARTMENT INVESTMENT AND MANAGEMENT COMPANY


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of Apartment Investment and Management Company are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*             Chairman of the Board of Directors, President and
                             Chief Executive Officer, Apartment Investment and
                             Management Company

Peter K. Kompaniez*          Vice Chairman of the Board of Directors, Apartment
                             Investment and Management Company

Steven D. Ira                Executive Vice President -- START, Apartment
                             Investment and Management Company

Thomas W. Toomey             Executive Vice President -- Finance and
                             Administration, Apartment Investment and
                             Management Company

David L. Williams            Executive Vice President -- Property Operations,
                             Apartment Investment and Management Company

Leeann Morein                Senior Vice President, Chief Financial Officer and
                             Secretary, Apartment Investment and Management
                             Company

Patricia K. Heath            Vice President and Chief Accounting Officer,
                             Apartment Investment and Management Company

Harry G. Alcock              Vice President -- Acquisitions, Apartment
                             Investment and Management Company

Richard S. Ellwood*          President, R.S. Ellwood & Co., Incorporated, a
20 Bingham Avenue            real estate investment banking firm with its
Rumson, New Jersey  07760    address at 20 Bingham Avenue, Rumson, New
                             Jersey  07760.

J. Landis Martin*            President and Chief Executive Officer, NL
1999 Broadway, Suite 4300    Industries, Inc., a manufacturer of specialty
Denver, Colorado  80202      chemicals with its address at 16825 Northchase
                             Drive, Suite 1200, Houston, Texas 77210.

Thomas L. Rhodes*            President, National Review, Inc., the publisher of
215 Lexington Avenue         the NATIONAL REVIEW magazine, with its address
4th Floor                    at 215 Lexington Avenue, 4th Floor, New York,
New York, New York  10016    New York 10016.


------------------------------

*   Director of Apartment Investment and Management Company.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

John D. Smith*               President, John D. Smith Developments, a real
3400 Peachtree Road,         estate development firm with its address at 3400
Suite 831                    Peachtree Road, Suite 831, Atlanta, Georgia 30326
Atlanta, Georgia  30326




------------------------------

*   Director of Apartment Investment and Management Company.

                                                                      SCHEDULE B
                           DIRECTORS AND EXECUTIVE OFFICERS
                                  OF AIMCO-LP, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO-LP, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors, President
                                  and Chief Executive Officer, Apartment
                                  Investment and Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors,
                                  Apartment Investment and Management Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting
                                  Officer, Apartment Investment and
                                  Management Company

------------------------------

*   Director of AIMCO-LP, Inc.

                                                                      SCHEDULE C
                           DIRECTORS AND EXECUTIVE OFFICERS
                                  OF AIMCO-GP, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of AIMCO-GP, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors, President
                                  and Chief Executive Officer, Apartment
                                  Investment and Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors,
                                  Apartment Investment and Management Company

Thomas W. Toomey                  Executive Vice President -- Finance and
                                  Administration, Apartment Investment and
                                  Management Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting Officer,
                                  Apartment Investment and Management Company

Harry G. Alcock                   Vice President -- Acquisitions, Apartment
                                  Investment and Management Company

John Alioto                       Vice President of California Property
2251 San Diego Avenue,            Management Operations, AIMCO-GP, Inc.
Suite A-250
San Diego, California 92110
------------------------------
*   Director of AIMCO-GP, Inc.

                                                                      SCHEDULE D
                           DIRECTORS AND EXECUTIVE OFFICERS
                             OF AIMCO/NHP HOLDINGS, INC.


         The name and present principal occupation or employment, and name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of the AIMCO/NHP Holdings, Inc. are set forth below. Unless otherwise indicated, each individual's business address is the address of Apartment Investment and Management Company, 1873 South Bellaire Street, 17th Floor, Denver, Colorado 80222-4348, and each individual is a United States citizen.

  NAME AND BUSINESS ADDRESS                 PRESENT PRINCIPAL OCCUPATION

Terry Considine*                  Chairman of the Board of Directors, President
                                  and Chief Executive Officer, Apartment
                                  Investment and Management Company

Peter K. Kompaniez*               Vice Chairman of the Board of Directors,
                                  Apartment Investment and Management Company

Thomas W. Toomey                  Executive Vice President -- Finance and
                                  Administration, Apartment Investment and
                                  Management Company

Leeann Morein                     Senior Vice President, Chief Financial
                                  Officer and Secretary, Apartment Investment and Management Company

Patricia K. Heath                 Vice President and Chief Accounting Officer,
                                  Apartment Investment and Management Company

Harold G. Alcock                  Vice President -- Acquisitions, Apartment
                                  Investment and Management Company

David Williams                    Executive Vice President -- Property
                                  Operations, Apartment Investment and
                                  Management Company



----------------------------------------

*   Director of AIMCO/NHP Holdings, Inc.